BB 3/8



06002443

COMMISSION
549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

AB 3/8

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45302 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE (City) FL (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD F CURCIO 941 484-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A. BERKEY, CPA
(Name – *if individual, state last, first, middle name*)

5420 EAGLES POINT CIRCLE #106 SARASOTA, FL 34231
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DIANA L. McCULLOUGH
MY COMMISSION # DD 230086
EXPIRES: July 8, 2007
1-800-3-NOTARY FL Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INTEGRITY INVESTMENTS, INC.
# (A CORPORATION)

## FINANCIAL STATEMENTS

## December 31, 2005

*Jere A. Berkey, C.P.A.*

*CERTIFIED PUBLIC ACCOUNTANT*
*SARASOTA, FLORIDA*

# INTEGRITY INVESTMENTS, INC.
# (A CORPORATION)

## FINANCIAL STATEMENTS

## December 31, 2005

# CONTENTS

# JERE A. BERKEY, C. P. A.

**Certified Public Accountant**
5420 Eagles Point Circle, # 106
Sarasota, Florida 34231

TEL ( 941 ) 924-6563 FAX ( 941-927-6893 E-mail jabs_39 @ hotmail.com


**To The Board of Directors**
**Integrity Investments, Inc**
**Venice, Florida**

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2005, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

An integral part of the audit was to determine if there were any material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities and practices and procedures specified in Reg. 240.17a-5. I found no material inadequacies to exist. There is no need to take any corrective action to remedy any inadequacies.

The Company, while registered as a broker-dealer, never handles customer funds or securities. It is the distributor for the Valiant Funds and also is the investment advisor for the funds. All customer accounts and securities are handled directly by the funds that were audited by Price, Waterhouse LLP for the fund year ended August 31, 2005.

As more fully described in Note C ( carrying value of subsidiary ), and Note I ( accrual of audit fees ) to the financial statements, the Company is not in conformity with generally accepted accounting principles.

**ACCOUNTANT'S AUDIT REPORT**
**February 17, 2006**

In my opinion, except for the effects of the preceding notes, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2005, and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed financial information of the subsidiary was subject to the same auditing procedures applied in the audit of the subsidiary financial statements. I did not become aware of any material modification that should be made to such data.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 17, 2006

**JERE A. BERKEY, C. P. A.**
**Certified Public Accountant**
5420 Eagles Point Circle, # 106
Sarasota, Florida 34231

TEL ( 941 ) 924-6563 FAX ( 941-927-6893 E-mail jabs_39@ hotmail.com

February 17, 2006
To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted

Jere A. Berkey, C. P. A.